STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
 NEW YORK, NEW YORK  10038
December 22, 2015
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Chad Eskildsen

Re:	The Dreyfus/Laurel Funds, Inc. (the "Company") File Numbers: 811-05202; 33-16338

Ladies and Gentlemen:
This letter is written in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that were provided to the undersigned by Chad Eskildsen of the Staff via telephone on December 17, 2015 regarding General Treasury and Agency Money Market Fund (the "fund"), a series of the Company.
Our responses to the Staff's comments are below.  For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated in their entirety, and the response is set out immediately following each comment.

1.	Staff Comment: With respect to the fund's audited financial statements, which were filed with the Commission on Form N-CSR on January 5, 2015, the Section 302 and Section 906 Certifications were signed by the Company's President and Treasurer on December 18, 2014, but the audit opinion and report of the fund's independent registered public accounting firm regarding the fund's internal control over financial reporting were both dated December 30, 2014. Please confirm that the Company's principal executive officer and principal accounting officer were comfortable making their required certifications before the audit was complete.
Response:  The Company believes this practice is appropriate, in particular because its independent registered public accounting firm, KPMG LLP, requires Section 302 and 906 Certifications to be provided to it prior to the release of its report.
2.	Staff Comment: Item 74W of Form N-SAR requires that the mark-to-market net asset value per share for money market funds be reported (out to four decimals). In the Company's Form N-SARs filed for the fiscal periods ended October 31, 2014 and April 30, 2015, the number reported for the fund is exactly $1.0000. Please confirm that the responses to Item 74W are accurate.
Response:  Company management has advised us that the numbers reported are accurate.  We note that the shadow prices reported for the fund in response to Item 25a of Form N-MFP for the fiscal periods ended October 31, 2014 and April 30, 2015 also reports a mark-to-market value of $1.000.
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We hope the Staff finds that this letter to be responsive to the Staff's comments.  Should members of the Staff have any questions or comments, they should call the undersigned at 212.806.6658.
Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:            Janna Manes